Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268786

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 30, 2022)

Arqit Quantum Inc.

This prospectus supplement supplements and amends the prospectus dated December 30, 2022 (the “Prospectus”), as supplemented and amended by that certain prospectus supplement dated December 30, 2022 covering the offering, issuance and sale of up to a maximum aggregate offering price of $50,000,000 (the “Maximum Offering Price”) of our ordinary shares that may be issued and sold under a sales agreement with H.C. Wainwright & Co., LLC (the “ATM Facility”).

Effective as of September 8, 2023, we have reduced the Maximum Offering Price to $30,000,000. As of the date of this prospectus supplement, 7,814,459 shares have been sold under the ATM Facility.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 8, 2023.